Exhibit 99.1

News release…

Date: 1 June 2006
Ref: PR480g

Guinea Signs Simandou Iron Ore Mining Concession for Rio Tinto

Government ministers from the Republic of Guinea met today (June 1st) with Paul Skinner, chairman of Rio Tinto, at the Foreign and Commonwealth Office in London to mark the signing of a major iron ore mining concession in the West African state.

Rio Tinto has been granted a mining concession by the Government of Guinea for development of the Simandou iron ore project.

Rio Tinto has been exploring and evaluating the iron ore potential of Simandou under exploration licences granted in 1997 and Rio Tinto Iron Ore is working on a pre-feasibility study for the Pic de Fon resource within the Simandou concession. To date, Rio Tinto has spent over US$30 million on the project.

Paul Skinner thanked the Guinea government for its support and looked forward to continuing this close cooperation as studies on a possible mine at Simandou progress.

“Building on our experience around the world we are working closely with the government and international agencies to ensure that the development of Simandou is planned and executed in a manner that will maximise the benefits to local communities and to the country incorporating the very highest standards of environmental practice”, said Mr Skinner.

Cont…/

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For further information, please contact:

LONDON	AUSTRALIA

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